FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of March 2007

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 0000869428

Amcor News Release

For immediate release:	Tuesday, March 27, 2007

AMVIG

Attached is a copy of the release to the Hong Kong Stock Exchange by AMVIG Holdings Limited of their Full Year Results for year ended December 31, 2006. The release is provided for information purposes.

Amcor currently owns 41.1% of AMVIG Holdings Limited.

ENDS

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

(incorporated in the Cayman Islands with limited liability)

(stock code: 2300)

RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

FINANCIAL HIGHLIGHTS

•                  Turnover increased by 192.7% to HK$1,122.6 million

•                  Gross profit increased by 125.3% to HK$364.2 million at a margin of 32.4%

•                  Net profit attributable to shareholders increased by 38.0% to HK$250.3 million

•                  Basic earnings per share at HK34.8 cents

•                  Proposed final dividend of HK12.8 cents per share

RESULTS

The board (the “Board”) of directors (the “Directors”) of AMVIG Holdings Limited (the “Company” or “AMVIG ”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (together the “Group”) for the year ended 31 December 2006 (the “Reporting Period”), together with the comparative results for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	2006	2005
		HK$’000	HK$’000

Turnover	3	1,122,574	383,513
Cost of goods sold		(758,408)	(221,842)

Gross profit		364,166	161,671
Other income		29,540	7,145
Selling and distribution costs		(23,614)	(8,538)
Administrative expenses		(114,345)	(37,472)
Other operating expenses		(12,751)	(219)
Profit from operations		242,996	122,587
Finance costs		(14,842)	(11,631)
Share of profits of associate		69,608	76,018

Profit before taxation		297,762	186,974
Income tax expenses	4	(30,423)	(2,135)

Profit for the year		267,339	184,839

Attributable to:
Equity holders of the Company		250,347	181,353
Minority interests		16,992	3,486

		267,339	184,839

Earnings per share

— basic (HK cents)	5	34.8	38.1

— diluted (HK cents)	5	N/A	N/A

Dividends	6	100,310	108,679

CONSOLIDATED BALANCE SHEET

	Note	2006	2005
		HK$’000	HK$’000

ASSETS

Non-current assets
Property, plant and equipment		475,731	196,545
Leasehold land payments		12,713	854
Goodwill	7	1,224,675	1,081
Interests in associates		60,381	260,164

		1,773,500	458,644

Current assets
Inventories		211,381	47,632
Trade and other receivables	8	402,089	269,627
Leasehold land payments		404	82
Due from an associate		—	14,227
Prepayments and deposits		34,789	39,606
Pledged bank deposits		12,771	15,244
Bank and cash balances		336,963	93,654

		998,397	480,072

Total assets		2,771,897	938,716

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		7,837	4,800
Reserves	9	2,166,919	643,106

		2,174,756	647,906
Minority interests		122,491	6,660

Total equity		2,297,247	654,566

LIABILITIES
Non-current liabilities
Obligations under finance leases		13,361	28,780
Deferred tax liabilities		17,726	—

		31,087	28,780

	Note	2006	2005
		HK$’000	HK$’000

Current liabilities
Trade and other payables	10	259,616	85,815
Bills payables		84,394	36,869
Provision for taxation		9,707	6,155
Short term interest-bearing borrowings		74,390	112,066
Current portion of obligations under finance leases		15,456	14,465

		443,563	255,370

Total liabilities		474,650	284,150

Total equity and liabilities		2,771,897	938,716

Net current assets		554,834	224,702

Total assets less current liabilities		2,328,334	683,346

NOTES TO FINANCIAL STATEMENTS

1.                                      ADOPTION OF NEW AND REVISED HKFRSs

In the current year, the Group has adopted all the new and revised Hong Kong Financial Reporting Standards (including Hong Kong Accounting Standards and Interpretations) (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2006. The adoption of these new and revised HKFRSs did not result in substantial changes to the Group’s accounting polices and amounts reported for the current year and prior year.

The Group has not applied the new HKFRSs that have been issued but are not yet effective. The application of these new HKFRSs will not have material impact on the financial statements of the Group.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated  financial statements have been prepared in accordance with HKFRSs, accounting principles generally accepted in Hong Kong and the applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

These financial statements have been prepared under the historical cost convention.

3.                                      TURNOVER

The Group is principally engaged in printing of cigarette packages and manufacturing of laminated paper. An analysis of the Group’s turnover is as follows:

	2006	2005
	HK$’000	HK$’000

Cigarette packages	885,339	132,302
Laminated paper	237,235	251,211

	1,122,574	383,513

4.                                      INCOME TAX EXPENSES

	2006	2005
	HK$’000	HK$’000

PRC enterprise income tax
— current	29,569	7,710
— under provision in previous year	854	—
— refund of tax for previous year	—	(5,575)

	30,423	2,135

No provision for Hong Kong profits tax has been made as the Group has no assessable profit in Hong Kong.

Pursuant to relevant income tax laws of the People’s Republic of China (the “PRC”), the subsidiaries of the Company are subject to income tax rates of 15% to 30%, mainly depending on the places of incorporation/ establishment.

5.                                      EARNINGS PER SHARE

Basic earnings per share is calculated based on the Group’s profit attributable to the equity holders of the Company for the year of approximately HK$250,347,000 (2005: approximately HK$ 181,353,000) and the weighted average number of shares of approximately 718,463,000 ordinary shares in issue during the year (2005: approximately 476,493,000 shares).

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of potentially dilutive ordinary shares. There were no potentially dilutive ordinary shares as at 31 December 2006 and 2005.

6.                                      DIVIDENDS

The dividends paid during the year ended 2006 were HK$60,679,000, being HK$0.085 per share declared for year 2005. The dividends paid during the year ended 2005 were HK$87,960,000 being HK$0.08325 per share declared for year 2004 and HK$0.1 per share declared for year 2005. A final dividend of HK$0.128 per share in respect of 2006, amounting to approximately HK$100,310,000 is to be proposed at the forthcoming Annual General Meeting of the Company to be held on 30 April 2007. The proposed final dividends are not recognised as liabilities at 31 December 2006.

	2006	2005
	HK$’000	HK$’000

Interim dividend paid of HK$Nil (2005: HK$0.072) per ordinary share	—	34,560
Special dividend paid of HK$Nil (2005: HK$0.028) per ordinary share	—	13,440

	—	48,000

Proposed final dividend of HK$0.128 (2005: HK$0.085) per ordinary share	100,310	60,679

	100,310	108,679

7.             GOODWILL

During the Reporting Period, the Group issued new ordinary shares for the acquisition of Bellgate International Limited and World Grand Holdings Limited. In the interim report for the period ended 30 June 2006 issued on 14 August 2006, the Group has used the published prices at the date of exchange of these shares for the calculation of goodwill which amounted to HK$1,605.6 million.

Due to the thinness of the trading volume, the Board considered the published prices at the date of exchange of the above securities were not a suitable indicator of fair value of those acquisitions. After further review, the Group concluded that the issue prices of the consideration shares at HK$4.20 and HK$7.00 for the Bellgate and World Grand transactions respectively, which were based on the sale and  purchase agreements negotiated on an arms length basis, were the fair value in accounting for the purchase consideration of these acquisitions. As a result, the goodwill as at 31 December 2006 was restated at HK$1,224.7 million. Accordingly, the share premium has also been adjusted to HK$1,661.6 million to reflect such change.

8.                                      TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Group mainly included trade receivables and bills receivables of approximately HK$284,748,000 and HK$79,696,000 (2005: HK$205,355,000 and HK$20,782,000) respectively. The general credit terms of the Group to its trade customers range from one month to three months. The aging analysis of trade receivables is as follows:

	2006	2005
	HK$’000	HK$’000

Current to 30 days	172,158	115,495
31 to 90 days	96,975	58,398
Over 90 days	15,615	31,462

	284,748	205,355

9.                                      RESERVES

	2006	2005
	HK$’000	HK$’000

Share premium	1,661,610	362,637
Retained profits	415,644	253,155
Other reserves	89,665	27,314

Total	2,166,919	643,106

10.          TRADE AND OTHER PAYABLES

Trade and other payables of the Group mainly included trade payables of approximately HK$177,944,000 (2005: HK$49,004,000). The aging analysis of trade payables is as follows:

	2006	2005
	HK$’000	HK$’000

Current to 30 days	115,517	36,475
31 to 90 days	48,813	6,335
Over 90 days	13,614	6,194

	177,944	49,004

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

During the Reporting Period, the Group achieved a turnover of HK$1,122.6 million, representing an increase of HK$739.1 million, as compared to last year. Gross profit increased by 125.3% to HK$364.2 million at a margin of 32.4% which resulted from the change of the Group’s product mix in focusing on both high-end products with lower volume together with low end products with mass volume.

Other income mainly comprised interest income and profit from trading of raw material. Selling and distribution costs and administrative expenses increased as a result of the enlarged operation but remained at a relatively stable percentage to turnover. Tax expenses have also increased as a result of the enlarged operation. Share of profits of associates decreased because Kunming plant has become a wholly owned subsidiary of the Company subsequent to our acquisition of its remaining equity interest in May 2006. The Group’s profit rose by 44.6% to HK$267.3 million from HK$184.8 million for last year. Profit attributable to shareholders increased by 38.0% to HK$250.3 million as compared to last year. The Group’s business recorded a stable growth, mainly attributable to the satisfactory growth of each plant, especially the substantial contribution from the newly acquired Qingdao, Beijing and Kunming Plants.

Cigarette Packaging Printing

During the Reporting Period, turnover from cigarette packaging printing amounted to HK$885.3 million, a year-on-year increase of HK$753.0 million and accounting for 78.9% of the Group’s total turnover. As a dominant growth driver of the Group, the high growth recorded in the cigarette packaging printing segment was principally due to the inclusion of the substantial contribution from the acquired Qingdao, Beijing and Kunming Plants. However, since the Qingdao and Beijing Plants were acquired in February 2006 and the Kunming Plant was acquired in May 2006, only part of their respective annual production output was included in the Group’s result in the Reporting Period.

Laminated Paper Manufacturing

During the Reporting Period, turnover from laminated paper manufacturing amounted to HK$237.2 million, representing a decline of 5.6% as compared to last year and accounting for 21.1% of the Group’s total turnover. This was mainly due to the fact that sales to Kunming Plant was eliminated upon consolidation following our acquisition in May 2006. For 2006, nearly 83.1% of the laminated paper was for internal use, especially to support Kunming and Nanjing Plants, productions, and only 16.9% was for external sales. Since laminated papers are a significant production cost input, AMVIG generates additional profit margin by being vertically integrated and is also able to guarantee the supply and quality of a key raw material ingredient to its printing operations. This also allows AMVIG to have greater flexibility and efficiency and better meet the needs of its customers.

AMVIG has successfully built a leadership position in most of our key product regions in the PRC. As a market leader, it is important that AMVIG develops and strengthens its geographical presence in different provinces. During the Reporting Period, AMVIG extended its manufacturing footprint in different regions of the PRC, and this now comprises Beijing and Qingdao Plants in northern part, Nanjing Plant in eastern part, Shenzhen Plant and the newly established Dongguan Plant in southern part and Kunming Plant in western part. This extensive manufacturing footprint is a significant competitive advantage for AMVIG and allows it to better implement and coordinate the Group’s procurement activities, flexibly allocate production amongst different plants, and improve the overall utilisation of the production capacity, to better meet the needs of its customers.

The Group owns an 83% interest in Beijing Leigh-Mardon Pacific Packaging Co., Ltd. (“Beijing” LMPP”) that has a plant based in the Tongzhou District of Beijing. Qingdao Leigh-Mardon Packaging Co., Ltd. (“Qingdao LMPP”) is a 60% owned subsidiary of the Company and it has a plant based in Sifang District of Qingdao. The two plants specialise in producing all forms of high quality packaging for China’s tobacco industry. They mainly serve the mid-low end but higher volume brands, and the Group is confident this provides a solid foundation for the Group to add further value for its customers in future. The Group has successfully built up a strong relationship with its Chinese partners and the Central Government and looks forward to a long and successful partnership.

During the Reporting Period, the Qingdao and Beijing Plants both attained a sound growth in both turnover and profit. The acquisition of these plants not only enabled the Group to extend its presence to the northern part of China but also diversified the Group’s product base to incorporate mass mid-low end brands such as soft pack. With consumer’s spending power accelerating in the northern region, the Group believes this will provide further growth potential for the Group in future.

Nanjing Sanlong Packaging Co., Ltd. is a 48%-owned associate company of AMVIG, established in 1998 as a Sino-foreign joint venture. The other remaining shareholders are owned by the employee associations of the respective cigarette companies which are from Nanjing Cigarette Factory and Huaiyin Cigarette Factory. The main production is mainly high-end lower volume product.

During the Reporting Period, the Nanjing Plant also recorded a solid contribution to the Group. The profit from Nanjing Plant increased due to the growth of sales from its two major customers, Nanjing Cigarette Factory and Huaiyin Cigarette Factory. New orders were secured in the Reporting Period subsequent to the consolidation in the Jiangsu province and therefore, further enhancing our leading position in this province.

Kunming World Grand Colour Printing Co., Ltd. (“Kunming World Grand”) is a printer of high quality cigarette packages which is located in Yunnan Province. The acquisition of the remaining equity interest of Kunming World Grand has enabled the Group to expand its market share among top-tier cigarette manufacturers. Kunming World Grand’s major customers are among the leading tobacco companies in the PRC, namely Hongyun Group, the second largest tobacco manufacturer in the PRC, and Guangdong Tobacco Group, a top-tier tobacco manufacturer in the PRC.

During the Reporting Period, the Kunming Plant recorded the strongest turnover and profit growth even with only seven months, contribution to the Group’s result. In light of the fast growth of the orders from its customers, the Kumming Plant is running at full capacity. As a result, AMVIG is developing a new production plant in Dongguan to support the business growth and some of the production will likely be shifted to the new plant. This will allow the Kunming plant to free up more capacity to focus on the Hongyun Group’s orders and the Dongguan plant to focus on the customers in the southern part for future growth.

The Group’s wholly owned Shenzhen operation mainly serves mid priced cigarette brands. It specialises in the manufacture of both metallised and laser laminated papers, along with the production of cigarette packages. The laminated paper production is mainly supplied to the Kunming and Nanjing Plants for use, and also supplied internally to the packaging printing sector where the major customer is the Baisha brand.

During the Reporting Period, turnover from the Shenzhen operation declined and did not deliver in accordance with its budget. However, the Group is committed to improving the profitability of Shenzhen Plant and is confident that, after the implementation of improved management control and systems, the Shenzhen Plant is well positioned to continue to deliver further organic growth for the Group in future.

Following a year of consolidation and integration, the Group has a balanced portfolio of high margin product with lower volume and low margin product with higher volume. To expand its market share in the industry, the Board considers that AMVIG should develop both product lines and this allows the Group to maximise returns for its stakeholders. The Directors consider that the current key customers served by the Group, in Shandong province, Yunnan province, Jiangsu province, Hunan province, and Guangdong province will continue to grow and prosper and benefit from the continuing industry consolidation. Therefore the Group will be well placed for future expansion.

Prospects

The Group believes that the combination of Amcor Group and World Grand Holdings Limited in 2006 forms a powerful platform in the tobacco packaging printing industry that will lead the Group to further success in future.

Looking forward, the new Dongguan plant will commence its operation in the second half of 2007 and together with the expansion plans in other Group’s operations including Qingdao are expected to bring significant contribution to the Group. The expanded business platform together with the professional expertise of new members of the Board continue to assist the Group to grow profits and enhance shareholder value.

The Group will continue to focus on identifying acquisition targets that are a cultural fit to the Group and the key suppliers of top cigarette group’s producing market-winning brands. Management will also focus on generating a strong cash flow necessary to support the Group’s future expansion. The Group will also continue to promote good corporate governance practices and strive to achieve the highest standards and transparency.

Leveraging on the strengths of sophisticated technology know-how and capable human and financial resources, the Group intends to further expand its presence in different areas of China and leverage its product mix to generate higher value.

In the future, the Group will continue to strive to achieve its vision of becoming a leading specialist in the tobacco packaging and printing and laminated papers manufacturing sector to deliver a reasonable return to our shareholders.

CAPITAL STRUCTURE, FINANCIAL RESOURCES AND LIQUIDITY

Borrowing and banking facilities

As at 31 December 2006, the short term interest-bearing borrowings of the Group of approximately HK$74.4 million were repayable within one year.

As at 31 December 2006, the obligations under finance leases of the Group amounted to approximately HK$28.8 million, of which approximately HK$15.5 million was repayable within one year, approximately HK$7.6  million was repayable after one year but within two years, and approximately HK$5.7 million was repayable after two years but within five years.

The short term interest-bearing borrowings and obligations under finance leases of the Group are either denominated in Hong Kong dollars or Renminbi.

As at 31 December 2006, 24% of the total borrowings of the Group bore interest at fixed rates.

Net current assets

As at 31 December 2006, the Group had net current assets of approximately HK$554.8 million. The current assets comprised inventories of approximately HK$211.4 million, trade and other receivables of approximately HK$402.0 million, current portion of leasehold land payments of approximately HK$0.4 million, prepayments and deposits of approximately HK$34.8 million, pledged bank deposits of approximately HK$12.8 million, bank and cash balances of approximately HK$337.0 million. The current liabilities comprised trade and other payables of approximately HK$259.6 million, bills payables of approximately HK$84.4 million, provision for taxation of approximately HK$9.7 million, short term interest-bearing borrowings of approximately HK$74.4 million and current portion of obligations under finance leases of approximately HK$15.5 million.

Capital structure

As at 31 December 2006, the Group had net tangible assets of approximately HK$1,072.5 million comprising non-current assets of approximately HK$548.8 million (comprising property, plant and equipment of approximately HK$475.7 million, non-current portion of leasehold land payments of approximately HK$12.7 million and interest in associates of approximately HK$60.4 million), net current assets of approximately HK$554.8 million, non-current liabilities of approximately HK$31.1 million (comprising obligations under finance leases of approximately HK$13.4 million and deferred tax liabilities of approximately HK$17.7 million).

Charges on the Group’s assets

As at 31 December 2006, the Group’s bank deposits of approximately HK$12.8 million were pledged to banks in respect of banking facilities granted to the Group.

Capital commitments

As at 31 December 2006, the Group had capital commitments contracted but not provided for in respect of acquisition of plant and machinery of approximately HK$55.6 million.

Working capital

The Directors are of the opinion that the Group is in a strong financial position to support its working capital requirements.

REMUNERATION POLICIES AND EMPLOYEE INFORMATION

As at 31 December 2006, the Group had over 2,200 full employees in Hong Kong and the PRC. Total staff costs (including directors’ emoluments) amounted to approximately HK$95.5 million (2005: HK$24.4 million) for the year. All full time salaried employees, except for factory workers and contract employees, are being paid on a monthly basis, plus a discretionary performance bonus. Factory workers are being remunerated based on a basic wage plus production incentive. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system.

In addition to salaries, the Group provides staff benefits including medical insurance and contributions to staff’s provident fund. Share options and bonuses are also available to employees of the Group at the discretion of the Directors and depending upon the financial performance of the Group.

SIGNIFICANT INVESTMENTS AND MATERIAL ACQUISITION

In February 2006, the Group completed the acquisition of the entire issued share capital of Bellgate International Limited, which owns 83% of the registered capital of Beijing LMPP and 60% of the registered capital of Qingdao LMPP. The consideration for the acquisition of HK$509 million was satisfied by the Company allotting and issuing 121,200,000 new shares to the Amcor Group. As a result of the acquisition, Amcor Group has become the single largest shareholder of the Company. In March 2006, the Group announced the acquisition of the remaining equity interests in World Grand Holdings Limited at a total consideration of HK$928.1 million. Such consideration was satisfied as to HK$439.5 million in cash and as to HK$488.6 million by the Company allotting and issuing 69,800,000 new shares to the vendors. The acquisition was completed in May 2006.

GEARING RATIO

As at 31 December 2006, the Group’s gearing ratio, expressed as a percentage of total borrowings over total assets was 3.7% (2005: 16.5%). The Board believes that the gearing ratio demonstrates a strong cash flow from the operations of the Group and therefore the Group is in a strong financial position.

FOREIGN EXCHANGE EXPOSURE

The Group does not currently have any hedging activities against its foreign exchange exposure nor does it adopt any formal hedging policies. During the Reporting Period, all of the Group’s sales and purchases were settled in United States of America dollars, Hong Kong dollars and Renminbi. The Directors consider the Group’s risk exposure on foreign exchange as minimal.

CONTINGENT LIABILITIES

As at 31 December 2006, the Group did not have any material contingent liabilities.

SUPPLEMENTARY INFORMATION

Purchase, Sale or Redemption of the Company’s listed securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Final Dividend

The Board recommended the payment of a final dividend of HK12.8 cents per share for the year ended 31 December 2006 (2005: HK8.5 cents) to be payable to the shareholders of the Company whose names appear on the register of members of the Company as at 25 April 2007. Subject to the approval of the Company’s shareholders at the forthcoming Annual General Meeting of the Company to be held on 30 April 2007, the said final dividend will be paid to the Company’s shareholders on or about 30 May 2007.

Closure of Register of Members

The register of members of the Company will be closed from Monday, 23 April 2007 to Wednesday, 25 April 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2006 and for attending the Annual General Meeting of the Company to be held on 30 April 2007, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company’s Share Registrar in Hong Kong, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 20 April 2007.

Corporate Governance

The Company is committed to ensuring a high standard of corporate governance in the interests of the shareholders and devotes considerable effort to maintaining high level of business ethics and corporate governance practices. The Board is of the view that the Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except that there is no separation of the role of Chairman and Chief Executive Officer. Mr. Chan Chew Keak, Billy currently assumes the role of both the Chairman and the Chief Executive Officer of the Company after he was redesignated as the Chairman to the Board in April 2006. The Board believes that this structure provides the Group with strong and consistent leadership and allows for more effective and efficient business planning and decisions as well as execution of long-term business strategies.

Audit Committee

The Audit Committee of the Company, comprising the three independent non-executive Directors, namely Mr. Tay Ah Kee, Keith (Chairman of the Audit Committee), Mr. Au Yeung Tin Wah, Ellis and Mr. Oh Choon Gan, Eric, has reviewed with senior management of the Group and external auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting process including the review of the Company’s consolidated financial statements for the year ended 31 December 2006.

By the order of the Board
AMVIG Holdings Limited Chan Chew Keak, Billy
Chairman

Hong Kong, 26 March 2007

As at the date of this announcement, the Board comprised Mr. Chan Chew Keak, Billy, Mr. Chan Sai Wai, Mr. Ng Sai Kit, Mr. Li Wei Bo, Mr. Li Shui Dang and Mr. Lee Cheuk Yin, Dannis as executive Directors, Mr. David John Cleveland Hodge and Mr. Peter Roderick Downing as non-executive Directors, and Mr. Tay Ah Kee, Keith, Mr. Au Yeung Tin Wah, Ellis and Mr. Oh Choon Gan, Eric as independent non-executive Directors.

* For identification purpose only

Please also refer to the published version of this announcement in The Standard.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 27 March 2007

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel